Taseko Mines Provides Construction Update for Florence Copper

October 21, 2024, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to provide a progress update for construction activities at its Florence Copper project.

To-date, approximately 300,000 project hours have been worked and there have been no reportable injuries or environmental incidents.  There are currently 280 construction personnel at site.  All activities are advancing on schedule and as of September 30, 2024, the project is approaching 40% complete.  First copper production is still anticipated in the fourth quarter 2025.

Since construction commenced earlier this year, the bulk of activities have been focused on earthworks, concrete, and wellfield drilling. Installation of structural steel, tanks, and process equipment is now underway.

Summary of key activities and status as of September 30, 2024:

  Earthworks and site preparation for the plant area and commercial wellfield - ~75% complete
  Concrete foundations for SX/EW plant and associated infrastructure - ~50% complete
  Pre-assembly and installation of structural steel for the solvent extraction plant commenced in August
  Installation of process equipment commenced in September
  Powerline installation - ~65% complete
  Wellfield drilling - a total of 34 production wells completed to date, out of a total of 90 to be drilled during the construction phase
  Point of compliance well drilling - 9 wells completed to date, out of a total of 18
  Construction of process and surface water runoff ponds
  Hiring permanent operating staff - 75 of 170 total positions and all but one key management position has been filled

Stuart McDonald, President & CEO of Taseko, commented, "We are pleased with progress through the first nine months of construction.  With approximately 75% of total construction costs now committed, we expect total costs to be within 10-15% of the original US$232 million* estimate.  The project remains on track for first copper production in late 2025, which will be a transformative event for our Company."

"In addition, we have applied to the U.S. Department of Energy's Qualifying Advanced Energy Project Credit (48C) Program.  Florence Copper, which is set to become North America's lowest GHG-intensity primary copper producer, qualifies as a critical materials project.  After submitting a concept paper in June, we received encouragement to proceed with the full application.  We have now filed the application seeking a tax credit of up to US $110 million, and we expect to hear whether Florence qualifies for the credit, or not, in January 2025" concluded Mr. McDonald.

The Company recently hosted a Florence Copper site tour and the associated presentation can be found on our website at https://tasekomines.com/investors/documents-and-reports/corporate-presentations/. Additionally, updated construction photos can be found on our website at  https://tasekomines.com/properties/florence-copper/#construction-updates.

*Based on the Florence Copper 43-101 Technical Report dated March 15, 2023, with costing basis Q3 2022.

For further information on Taseko, see the Company's website at www.tasekomines.com or contact:

Investor enquiries Brian Bergot, Vice President, Investor Relations - 778-373-4554

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Caution Regarding Forward-Looking Information

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development;
  uncertainties about the continuing impact of the novel coronavirus ("COVID-19") and the response of local, provincial, state, federal and international governments to the ongoing threat of COVID-19, on our operations (including our suppliers, customers, supply chains, employees and contractors) and economic conditions generally including rising inflation levels and in particular with respect to the demand for copper and other metals we produce;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
  uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
  the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks;
  uncertainties related to the feasibility study for Florence copper project (the "Florence Copper Project" or "Florence Copper") that provides estimates of expected or anticipated capital and operating costs, expenditures and economic returns from this mining project, including the impact of inflation on the estimated costs related to the construction of the Florence Copper Project and our other development projects;
  the risk that the results from our operations of the Florence Copper production test facility ("PTF") and ongoing engineering work including updated capital and operating costs will negatively impact our estimates for current projected economics for commercial operations at Florence Copper;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
  the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;

  our ability to deploy strategic capital and award key contracts to assist with protecting the Florence Copper project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions on our construction schedule and ensuring a smooth transition into construction;
  uncertainties related to First Nations claims and consultation issues;
  our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
  our dependence solely on our 87.5% interest in Gibraltar (as defined below) for revenues and operating cashflows;
  our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to meet the financial reclamation security requirements for the Gibraltar mine and Florence Project;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper;
  our reliance upon key management and operating personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis ("MD&A"), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading "Risk Factors".

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca, including the "Risk Factors" included in our Annual Information Form.